Exhibit 21.1

List of Subsidiaries

•	Millennium Coding & Billing Inc. (incorporated in New York)
•	Millennium Procomm Solutions Inc. (incorporated in New York)
•	Millennium Medical Devices LLC (formed in New York)
•	Millennium Vascular Management Group of New Brunswick, LLC (formed in New Jersey)
•	Millennium Vascular Management Group of Staten Island LLC (formed in New York)
•	Millennium Vascular Management Group Inc. (incorporated in New York)